UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2009

Commission File Number: 1-12869

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Represented Employee Savings Plan for Nine Mile Point

Constellation Energy Group, Inc.

100 Constellation Way

Baltimore, Maryland 21202

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Constellation Energy Group, Inc.

100 Constellation Way

Baltimore, Maryland 21202

* The other schedules required by 29 CFR 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted, as they are not applicable.

Exhibit:

Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REPRESENTED EMPLOYEE SAVINGS PLAN FOR NINE MILE POINT

Date:	June 23, 2010	/s/ Marcia B. Behlert
Marcia B. Behlert, Plan Administrator

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Represented Employee Savings Plan for Nine Mile Point

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Represented Employee Savings Plan for Nine Mile Point (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Baltimore, Maryland

June 23, 2010

NINE MILE POINT NUCLEAR STATION, LLC

REPRESENTED EMPLOYEE SAVINGS PLAN FOR NINE MILE POINT

Statements of Net Assets Available for Benefits

At December 31,	2009	2008

Assets
Investments, at fair value:
Mutual funds	$59,818,081	$42,261,711
Common trust fund	19,252,140	17,792,094
CEG common stock	8,337,326	5,272,160
Short-term investments	—	2,500
Participant loans	2,043,950	2,102,143
Total investments	89,451,497	67,430,608

Receivables:
Employer contributions	31,578	27,687
Participant contributions	153,445	127,335
Accrued dividends	57,106	92,567
Net assets reflecting all investments at fair value	89,693,626	67,678,197
Adjustment from fair value to contract value for interest in common trust relating to fully benefit-responsive investment contracts	(578,136)	166,786

Net assets available for benefits	$89,115,490	$67,844,983

The accompanying notes are an integral part of these financial statements.

NINE MILE POINT NUCLEAR STATION, LLC

REPRESENTED EMPLOYEE SAVINGS PLAN FOR NINE MILE POINT

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31,	2009	2008

ADDITIONS
Investment Income (Loss)
Dividends	$1,165,225	$2,631,514
Interest	731,200	853,392
Interest on participant loans	141,275	170,631
Net appreciation (depreciation) in fair value of investments (See note 4)	16,419,963	(39,646,202)
Total investment income (loss)	18,457,663	(35,990,665)

Contributions
Participant contributions	4,875,085	4,673,121
Participant rollover contributions	1,011	1,757,678
Employer matching contributions	1,048,760	1,007,027
Plan transfers in (See note 1)	13,793	355,494
Total contributions	5,938,649	7,793,320

Total	24,396,312	(28,197,345)

DEDUCTIONS
Withdrawals and distributions	(2,246,060)	(4,934,717)
Plan transfers out (See note 1)	(842,384)	(1,047,207)
Fees	(37,361)	(72,493)
Total	(3,125,805)	(6,054,417)

CHANGE IN NET ASSETS	21,270,507	(34,251,762)

Net assets available for benefits:
Beginning of year	67,844,983	102,096,745
End of year	$89,115,490	$67,844,983

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

Note 1.  General Description of the Plan

The following description of the Represented Employee Savings Plan for Nine Mile Point (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Constellation Energy Group, Inc. (CEG) established the Represented Employee Savings Plan for Nine Mile Point on November 7, 2001, as a spin off from the Niagara Mohawk Represented Employee Savings Fund Plan, when the assets of Nine Mile Point Nuclear Station (Company) were purchased by a subsidiary of CEG.  Effective November 6, 2009, Constellation Energy Nuclear Group, LLC (CENG), the Company’s consolidating parent, was reorganized and through various layers of ownership is now a joint venture ultimately between CEG and Electricité de France, SA (EDF), under which the Plan continues to exist.

The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility — An employee must be employed by Nine Mile Point Nuclear Station, LLC, be covered by a collective bargaining agreement, and be 21 years of age with one month of service to be eligible to participate in the Plan.

Administration — The Plan Administrator is the Executive Director — Benefits Strategy of Constellation Energy Group, Inc.  The assets are held and managed by the Trustee, T. Rowe Price Trust Company (TRP).  T. Rowe Price Retirement Plan Services, Inc. provides the recordkeeping for the Plan.

Although it has not expressed any intent to do so, the Company has the right to amend or terminate the Plan at any time, subject to provisions set forth in ERISA.

Participant Contributions — Eligible participants may contribute from 2% to 50% of their eligible pay on a before-tax basis, from 2% to 15% of their eligible pay on an after-tax basis, or a combination thereof through payroll deductions.  The maximum combined contribution rate for both the before-tax and the after-tax contributions is 50%.  The maximum amount a participant can contribute to the Plan on a before-tax basis is limited per year by the Internal Revenue Service (IRS).  The limitation was $16,500 in 2009 and $15,500 in 2008.

Participants age 50 and older (by year end) and meeting one of the Plan’s or IRS pre-tax contribution limits are eligible to make catch-up contributions.  The catch-up contributions limit was $5,500 in 2009 and $5,000 in 2008.

The Plan accepts rollovers of employees’ eligible rollover distributions from other qualified plans.

Participants have the right, on a daily basis, to change the amount of their payroll deductions, effective as of the next pay period.  Participants also have the right to change, on a daily basis, the percentage of their future contributions being invested in each of the available investment funds as provided in the Plan, and to diversify their current holdings among the investment options in the Plan.

Company Matching Contributions — Upon completion of one year of service, the Company contributes an amount equal to 50% of the participant’s contributions up to 6% of eligible pay.

Company contributions were initially invested in CEG Common Stock through October 27, 2009 after which all new company contributions are to be invested according to the participant’s election for before-tax contributions.  The participant has the option to transfer assets that remain invested in CEG Common Stock into other available investment options at any time.

Participant Accounts — Each participant’s account is credited with the participant’s and Company’s contributions, transfers and an allocation of investment income and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are vested immediately in all Company matching contributions, their contributions, plus actual earnings thereon.

Investment Options — Except as otherwise indicated, participants can elect to have their contributions invested in the following:

•	CEG Common Stock **
•	Fidelity Diversified International Fund
•	Fidelity Dividend Growth Fund *
•	Fidelity Low Priced Stock Fund
•	PIMCO Total Return Fund — Institutional Shares
•	T. Rowe Price Equity Income Fund
•	T. Rowe Price Growth Stock Fund
•	T. Rowe Price Mid Cap Growth Fund
•	T. Rowe Price Mid Cap Value Fund
•	T. Rowe Price Retirement 2005 Fund
•	T. Rowe Price Retirement 2010 Fund
•	T. Rowe Price Retirement 2015 Fund
•	T. Rowe Price Retirement 2020 Fund
•	T. Rowe Price Retirement 2025 Fund
•	T. Rowe Price Retirement 2030 Fund
•	T. Rowe Price Retirement 2035 Fund
•	T. Rowe Price Retirement 2040 Fund
•	T. Rowe Price Retirement 2045 Fund
•	T. Rowe Price Retirement 2050 Fund
•	T. Rowe Price Retirement 2055 Fund
•	T. Rowe Price Retirement Income Fund
•	T. Rowe Price Small-Cap Value Fund
•	T. Rowe Price Stable Value Fund
•	T. Rowe Price New Horizons Fund
•	Vanguard Institutional Index

* Effective February 2009, this fund was removed as an investment option of the Plan.

** Effective October 27, 2009, this investment is no longer open to new contributions.  Assets held in CEG Common Stock may remain and continue to receive dividends.  Dividends are invested according to the participant’s election for before-tax contributions.

CEG Common Stock — Participant and Company matching contributions made prior to October 27, 2009 are invested in CEG common stock.

Investment Income — Dividends and earnings received on all funds are automatically reinvested in the fund to which those earnings apply.

Transfers — Through October 27, 2009, participants whose job status changed from or to represented and non-represented could transfer assets to or from the Plan and the CEG Employee Savings Plan.  After October 27, 2009, participants whose job status changes from or to represented and non-represented may transfer assets to or from the Plan, the Employee Savings Plan of CENG or the CEG Employee Savings Plan, as appropriate. In addition, participants are allowed to initiate, on a daily basis, a transfer of the value of their contributions, including earnings, among the available investment funds.  Transfers are recorded at fair value.

Participant Loan Provisions — Participants may obtain a loan in any amount between a minimum of $1,000 and a maximum of $50,000, but not more than 50% of the participant’s account balance at the time of the loan. Participants may elect up to five years to repay the loan.  Participants are allowed to have up to two loans outstanding at any time.  Principal and interest are repaid through regular payroll deductions or by direct payment. The interest rate for loans is equal to the prime rate plus one percent on the last day of the month preceding the month the loan is initiated.  The interest rate on amounts borrowed is set at the time the loan is executed and remains in effect for the duration of the loan and ranges from 4.00% to 9.25% at December 31, 2009.  Loan duration ranges from January 2010 to December 2014.

Withdrawals and Distributions — Participants may, on a daily basis, elect to withdraw all or part of their investments attributable to their after-tax contributions.  Participants with five or more years of service may elect to withdraw all or any portion of their matching contribution account at any time.  If the participant has less than five years of service, they may only withdraw the portion of their matching contribution account that has been invested for at least 24 months.  Contributions made on a before-tax basis may not be withdrawn until a participant attains age 59 1/2, except for death, disability, retirement, separation from service, or under certain circumstances of hardship, in which case the participant may be subject to tax penalties and a six-month suspension from contributions. Distributions to participants who retire or separate from service are automatically deferred until they either reach age 65 or cease active employment, whichever is later, unless they request an earlier or later distribution.

Generally, participants who reach age 70 1/2 must begin receiving their Plan distribution by April 1 of the following year.  Furthermore, active employees who attain age 59 1/2 may request to receive a distribution of their before-tax account balances.  The distribution options include lump sum or installments paid monthly, quarterly, or annually for up to 10 years.

Withdrawals and distributions to participants are recorded when paid.

Administrative Costs — The Company currently pays all the administrative expenses of the Plan, including those of the Trustee.  Brokerage fees, commissions, and transfer taxes associated with the purchase, sale or transfer of shares of CEG Common Stock are borne by the participant.  Investment management expenses are deducted from the assets of the investment fund. Participants are charged a $50 loan initiation fee and may incur short-term trading fees on some investments.

The Company currently receives a reimbursement for certain plan expenses from Fidelity Investment Institutional Services Company, Inc.  This reimbursement, plus earnings thereon, will be used to offset plan expenses otherwise paid by the Company.  As of December 31, 2009 and 2008, the Plan’s assets included total reimbursements and earnings thereon of $28,486 and $51,682, respectively.  The reimbursements were used to pay Plan expenses of $50,500 and $67,500 for the years ended December 31, 2009 and 2008, respectively.

Note 2.  Significant Accounting Policies

The financial statements of the Plan are prepared under the accrual method of accounting.  The accounting principles and practices that affect the more significant elements of the financial statements are:

Contributions Receivable — Represent amounts paid and remitted in January which were attributable to compensation earned in December.

Valuation of Investments — Investments are reported at fair value with an adjustment to contract value for fully benefit-responsive investment contracts. Shares of CEG Common Stock held by T. Rowe Price Trust Company and mutual fund shares held in the Plan are valued as of year-end at the close of the New York Stock Exchange based upon valuations provided by Investment Managers, trustees of Group Trusts, sponsors of Mutual Funds, records of securities exchanges or valuation services, market data providers or qualified appraisers.  Participant loans are valued at amortized cost, which approximates fair value.

The Plan’s investments in the T. Rowe Price Stable Value Fund consists primarily of fully benefit-responsive investment contracts and are included in the financial statements at contract value, which represents cost plus accrued income minus redemptions. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair value of T. Rowe Price Stable Value Fund is valued at net asset value.  The net asset value per unit is determined by the investment company that manages the fund by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.  This fund does not have any unfunded commitments, has daily liquidity with trades settling between 1 and 3 days, and is not subject to any redemption restrictions at the measurement date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

Until October 27, 2009, shares of CEG common stock were purchased on the open market, through new issuances, or by other acquisition.  Mutual fund shares are purchased on the open market, except the Trustee may purchase from time to time a small number of shares at current market value from participants making withdrawals or exchanges or obtaining loans from the Plan.  The cost of CEG common stock and mutual fund shares sold as a result of participant distributions, withdrawals, exchanges or loans, is determined under the average cost method.

Purchases and sales of securities are recorded on the trade date. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Subsequent Event Policy — We evaluated events or transactions that occurred after December 31, 2009 for inclusion in these financial statements through the date these financial statements were issued.

Note 3.  Tax Status

The Company received the latest favorable determination letter from the IRS, dated July 21, 2004, with respect to the Plan as restated effective January 7, 2001, qualifying the Plan as a stock bonus plan under Section 401 of the Internal Revenue Code (Code) and exempting the Plan from federal income tax under Section 501 of the Code. Although the Plan has been amended since September 1, 2004, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.  As such, no provision for income taxes has been included in the Plan’s financial statements.

Note 4.  Investments

Investments which exceed 5% of the Plan’s net assets as of December 31, 2009 and 2008 include:

At December 31, 2009

Identity of Issue	Units/Shares	Current Value
CEG Common Stock	237,058	$8,337,326
T. Rowe Price Stable Value Common Trust Fund	19,252,140	19,252,140
Fidelity Diversified International Fund	250,367	7,010,279
Fidelity Low Priced Stock Fund	147,519	4,711,745
PIMCO Total Return Fund — Institutional Shares	460,847	4,977,145
T. Rowe Price Equity Income Fund	255,465	4,732,504
T. Rowe Price Growth Stock Fund	357,231	9,827,433
Vanguard Institutional Index	77,340	7,887,155

At December 31, 2008

Identity of Issue	Units/Shares	Current Value
CEG Common Stock	210,130	$5,272,160
T. Rowe Price Stable Value Common Trust Fund	17,792,094	17,792,094
Fidelity Diversified International Fund	231,412	4,977,670
Fidelity Dividend Growth Fund	254,383	4,016,707
T. Rowe Price Equity Income Fund	200,796	3,429,603
T. Rowe Price Growth Stock Fund	340,112	6,543,754
Vanguard Institutional Index	74,748	6,169,706

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

Identity of Issue	2009	2008
CEG Common Stock	$2,715,416	$(12,668,705)
Mutual Funds	13,704,547	(26,977,497)
Total	$16,419,963	$(39,646,202)

Effective January 1, 2008, the Plan adopted accounting guidance related to fair value measurement.  This guidance defines fair value, establishes a framework for measuring fair value, and requires certain disclosures about fair value measurements. Fair value is the price that the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  This guidance also creates a fair value hierarchy that prioritizes the inputs used to measure fair value.

The three levels of the fair value hierarchy are as follows:

•                  Level 1—Unadjusted quoted prices available in active markets at the measurement date for identical assets or liabilities.

•                  Level 2—Pricing inputs, other than quoted prices included within Level 1, which are either directly or indirectly observable as of the reporting date.

•                  Level 3—Significant inputs that are generally not observable from market activity.

The Plan determines the fair value of its assets using unadjusted quoted prices in active markets (Level 1) or pricing inputs that are observable (Level 2) whenever that information is available. The Plan uses unobservable inputs (Level 3) to estimate fair value only when relevant observable inputs are not available.

The Plan classifies assets within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of each individual asset taken as a whole. The Plan determines fair value for assets classified as Level 1 by multiplying the market price by the quantity of the asset. The Plan primarily determines fair value measurements classified as Level 2 using net asset value per unit of the fund which is observable on a less frequent basis.  The Plan primarily determines fair value measurements classified as Level 3 using the income valuation approach, which involves discounting estimated cash flows using assumptions that market participants would use in pricing the asset.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

At December 31, 2009

	Level 1	Level 2	Level 3	Total Net Fair Value
Mutual Funds:
Growth funds	$30,355,748	$—	$—	$30,355,748
Balanced funds	11,823,005	—	—	11,823,005
Income funds	9,752,173	—	—	9,752,173
Index funds	7,887,155	—	—	7,887,155
Total mutual funds	59,818,081	—	—	59,818,081
Common / Collective Trust	—	19,252,140	—	19,252,140
CEG Common Stock	8,337,326	—	—	8,337,326
Participant Loans	—	—	2,043,950	2,043,950
Total	$68,155,407	$19,252,140	$2,043,950	$89,451,497

At December 31, 2008

	Level 1	Level 2	Level 3	Total Net Fair Value
Mutual Funds	$42,261,711	$—	$—	$42,261,711
Common / Collective Trust	—	17,792,094	—	17,792,094
CEG Common Stock	5,272,160	—	—	5,272,160
Participant Loans	—	—	2,102,143	2,102,143
Total	$47,533,871	$17,792,094	$2,102,143	$67,428,108

Short-term investments of $2,500 as of December 31, 2008 are in cash and therefore are excluded from the table above.

Following is a description of the valuation methodologies used for assets measured at fair value:

•                  Mutual Funds— Valued at the net asset value price of shares held by the Plan at year end.

•                  Common/Collective Trust— The Plan’s common / collective trust consists solely of the T. Rowe Price Stable Value Common Trust Fund.  The fair value of the T. Rowe Price Stable Value Fund is valued at the net asset value per unit.  The net asset value per unit is determined by the investment company that manages the fund by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.

•                  CEG Common Stock — Valued at the quoted closing market price reported on the active market on which the individual securities are traded.

•                  Participant Loans— Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets:

	Year Ended December 31,
	2009	2008
Balance, beginning of year	$2,102,143	$2,184,937
Purchases, sales, issuances, and settlements (net)	(58,193)	(82,794)
Balance, end of year	$2,043,950	$2,102,143

Note 5.  Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 6. Litigation

In the fall of 2008, multiple class action lawsuits were filed in the United States District Courts for the District of Maryland and the Southern District of New York against CEG; Mayo A. Shattuck III, CEG’s Chairman of the Board, President and Chief Executive Officer; and others in their roles as fiduciaries of the CEG Employee Savings Plan and Represented Employee Savings Plan for Nine Mile Point (the Savings Plans). The actions, which have been consolidated into one action in Maryland (the Consolidated Action), allege that the defendants, in violation of various sections of ERISA, breached their fiduciary duties to prudently and loyally manage the Savings Plans’ assets by designating CEG common stock as an investment, by failing to properly provide accurate information about the investment, by failing to avoid conflicts of interest, by failing to properly monitor the investment and by failing to properly monitor other fiduciaries. The plaintiffs seek to compel the defendants to reimburse the plaintiffs and the Savings Plans for all losses resulting from the defendants’ breaches of fiduciary duty, to impose a constructive trust on any unjust enrichment, to award actual damages with pre- and post-judgment interest, to award appropriate equitable relief including injunction and restitution and to award costs and expenses, including attorneys’ fees.  On October 2, 2009, the defendants moved to dismiss the consolidated complaint in its entirety. We are unable at this time to determine the ultimate outcome of the Consolidated Action or its possible effects on the Plan.

Note 7.  Related Party Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price, a division of which is also the Plan Trustee.  These transactions qualify as party-in-interest transactions.

During 2009, the Plan purchased 96,106 common shares of CEG for $2,498,227 and sold 69,178 shares for $1,736,637. During 2008, the Plan purchased 113,510 common shares of CEG for $5,891,889 and sold 51,470 shares for $4,868,944.

Note 8.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Plan’s Form 5500 filing with the IRS and Department of Labor as of December 31, 2009 and 2008:

At December 31, 2009

Net assets available for benefits per the financial statements	$89,115,490
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	578,136
Less: contributions receivable	(185,023)
Net assets available for benefits per the Form 5500	$89,508,603

At December 31, 2008

Net assets available for benefits per the financial statements	$67,844,983
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(166,786)
Less: contributions receivable	(155,022)
Net assets available for benefits per the Form 5500	$67,523,175

The following is a reconciliation of contributions per the financial statements to the Form 5500 as of December 31, 2009:

Year ended December 31, 2009

Contributions per the financial statements	$5,938,649
Less: contributions receivable at December 31, 2009	(185,023)
Plus: contributions receivable at December 31, 2008	155,022
Contributions per the Form 5500	$5,908,648

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2009:

Year ended December 31, 2009

Investment income per the financial statements	$18,457,663
Plus: current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	578,136
Less: prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	166,786
Investment income per the Form 5500	$19,202,585

NINE MILE POINT NUCLEAR STATION, LLC (EIN 52-2303044)

REPRESENTED EMPLOYEE SAVINGS PLAN FOR NINE MILE POINT

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

	Identity of Issue	Cost	Current Value
Mutual Funds
	Fidelity Diversified International Fund	$5,481,655	$7,010,279
	Fidelity Low Priced Stock Fund	3,471,469	4,711,745
	PIMCO Total Return Fund — Institutional Shares	4,765,350	4,977,145
*	T. Rowe Price Equity Income Fund	3,856,939	4,732,504
*	T. Rowe Price Growth Stock Fund	7,025,498	9,827,433
*	T. Rowe Price Mid Cap Growth Fund	2,518,903	3,498,306
*	T. Rowe Price Mid Cap Value Fund	2,026,930	2,822,144
*	T. Rowe Price New Horizons Fund	914,830	1,224,130
*	T. Rowe Price Retirement 2005 Fund	2,015	2,351
*	T. Rowe Price Retirement 2010 Fund	556,501	684,379
*	T. Rowe Price Retirement 2015 Fund	1,800,172	2,297,533
*	T. Rowe Price Retirement 2020 Fund	3,161,557	4,101,154
*	T. Rowe Price Retirement 2025 Fund	2,167,333	2,889,741
*	T. Rowe Price Retirement 2030 Fund	891,291	1,199,316
*	T. Rowe Price Retirement 2035 Fund	166,717	219,182
*	T. Rowe Price Retirement 2040 Fund	236,592	301,173
*	T. Rowe Price Retirement 2045 Fund	89,650	111,765
*	T. Rowe Price Retirement 2050 Fund	9,707	10,273
*	T. Rowe Price Retirement 2055 Fund	5,117	6,138
*	T. Rowe Price Retirement Income Fund	36,935	42,524
*	T. Rowe Price Small-Cap Value Fund	1,014,213	1,261,711
	Vanguard Institutional Index	6,405,181	7,887,155
	Subtotal Mutual Funds	46,604,555	59,818,081
Common / Collective Trusts
*	T. Rowe Price Stable Value Common Trust Fund	19,252,140	19,252,140
	Subtotal Common / Collective Trusts	19,252,140	19,252,140
Company Stock
*	Constellation Energy Group, Inc.	6,033,750	8,337,326
	Subtotal Company Stock	6,033,750	8,337,326
Loans
*	Participant Loans
	Interest Range 4.00 — 9.25%
	Maturity Date Range January 2010 – December 2014	—	2,043,950
	Subtotal Participant Loans	—	2,043,950
	Grand Total	$71,890,445	$89,451,497

*       Represents party-in-interest